Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-3675	E-mail Address lmeyerson@stblaw.com

May 12, 2017

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MoneyGram International, Inc.

Definitive Additional Soliciting Materials on Schedule 14A

Filed on May 8 and May 9, 2017

File No. 001-31950

Dear Ms. Mills-Apenteng:

On behalf of Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial Services Group”) and its subsidiaries Alipay (UK) Limited (“Alipay UK”) and Matrix Acquisition Corp. (“Acquisition Corp.”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2017 (the “Comment Letter”) relating to the above-referenced Definitive Additional Soliciting Materials on Schedule 14A, filed with the Commission on May 8 and May 9, 2017 (the “Schedule 14A Filings”).

For your convenience the responses set forth below have been organized in the same manner in which the Comment Letter was organized. Copies of this response letter, along with revised Schedule 14A Filings containing the changes contemplated by this letter, are being filed simultaneously with the Commission.

General

1. The cover page of Schedule 14A discloses that the definitive additional materials are being filed by Matrix Acquisition Corp. Please revise the disclosure throughout, including the facing page of the Schedule 14A to indicate that the solicitation is also being made by Ant Financial Services Group and its officers and directors, or advise. In this regard, we note that you filed a transcript of an interview with Mr. Doug Feagin, Senior Vice President of Ant Financial, and a letter to the Washington Times on May 8, 2017 from Mr. Feagin. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term “participant,” and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO     WASHINGTON, D.C.

In response to this comment, the cover page to each Schedule 14A Filing has been revised to include Ant Financial Services Group and Alipay UK as filing persons.

In addition, we have revised the disclosure by including the following language in the Schedule 14A Filings:

“Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial Services Group”) and its subsidiaries Alipay (UK) Limited (“Alipay UK”) and Matrix Acquisition Corp., and their respective directors and officers, are participants in the solicitation of proxies from the stockholders of MoneyGram in connection with the proposed acquisition of MoneyGram by Alipay UK.”

2. You should avoid issuing statements in your solicitation materials that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation. See Rule 14a-9. Please provide supplemental support for the following statements regarding Euronet or file a communication that retracts or corrects the following statements:

•	“Euronet and its agents have recently been imposed fines for compliance violations or convicted of federal money laundering violations in the U.S. and abroad.”

Ant Financial Services Group, Alipay UK and Acquisition Corp. respectfully advise the Staff that they believe there is a reasonable factual foundation for this statement based on the following information, which is publicly available from the sources indicated below:

•	The Department of Justice, U.S. Attorney’s Office Eastern District of Texas issued a press release, dated September 20, 2016,[1] that agents of the money services business Continental Exchange Solutions were found guilty of federal money laundering violations. (See Exhibit A-1 for a copy of this press release.) Continental Exchange Solutions is a subsidiary of Euronet Worldwide Inc. (“Euronet”) according to Euronet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Euronet 2016 10-K”).

•	The Australian Transaction Reports and Analysis Centre (AUSTRAC), which is Australia’s anti-money laundering and counter-terrorism financing regulator, issued a press release, dated December 17, 2013,[2] that Ria Financial Services Australia had been fined $225,600 for failing to

[1]	See https://www.justice.gov/usao-edtx/pr/north-texas-business-owners-guilty-money-laundering-scheme
[2]	See http://www.austrac.gov.au/media/media-releases/remitter-fined-225600

2

have all its affiliates registered and for continuing to provide services through unregistered businesses. (See Exhibit A-2 for a copy of this press release.) RIA Financial Services Australia is a subsidiary of Euronet according to the Euronet 2016 10-K.

•	The Danish Financial Supervisory Authority (Finanstilsynet) conducted on-site inspections of 3 selected agents of Euronet Payment Services Ltd. (“Euronet Payment Services”) and concluded that Euronet Payment Services and its agents do not comply with significant requirements laid down in the Danish Act on Measures to Prevent Money Laundering and Financing of Terrorism. Accordingly, Finanstilsynet placed administrative orders on Euronet Payment Services, including with respect to (i) inadequate written procedures and training programs, (ii) insufficient customer due diligence procedures, (iii) lack of agents’ compliance with requirements to pay special attention to suspicious customer activities and transactions, to investigate the purpose of such transactions, to record the results of such investigations and to report the transactions to the Danish State Prosecutor for Serious Economic and International Crime.[3] Moreover, Finanstilsynet issued a reprimand concerning Euronet Payment Services Ltd.’s lack of adequate and sufficient control procedures with regard to its agents to ensure that the agents carry out the money remittance business on behalf of the payment institution in accordance with the Danish Act on Measures to Prevent Money Laundering and Financing of Terrorism. (See Exhibit A-3 for a copy of this press release.) Euronet Payment Services is a subsidiary of Euronet according to the Euronet 2016 10-K.

•	The Arizona Department of Financial Institutions (the “Arizona DFI”) entered into consent orders with Continental Exchange Solutions pursuant to which the Arizona DFI fined Continental Exchange Solutions and ordered it to comply with relevant money transmitter statutes and rules, as a result of violation of laws including failing to maintain full required bond amount, failure to ensure that one of its authorized delegates displayed their money transmitter authorized delegate license in their principal place of business, failure to reference a reporting obligation in contracts with authorized agents, failure to keep sufficiently specific customer occupation information in large transactions, and failure to identify certain locations as no longer conducting business as an authorized delegate.[4] (See Exhibit A-4 for a copy of the consent orders.)

•	“Penalized by tax authorities for underpaying taxes.”

[3]	See https://www.finanstilsynet.dk/en/Tilsyn/Vurderinger-af-finansielle-virksomheder/

Vurdering%20af%20finansielle%20virksomheder%202015/VU-Euronet-170315

[4]	See http://www.azdfi.gov/Consumers/PublicRecords/Forms/Consent/092812%20Continental1_Consent.pdf and http://www.azdfi.gov/Consumers/PublicRecords/Forms/Consent/092812%20continental2_Consent.pdf

3

As noted in the applicable Schedule 14A Filing, support for this statement is found in the Euronet 2016 10-K. The financial statements included in the Euronet 2016 10-K state that “Total estimated accrued interest and penalties related to the underpayment of income taxes was $2.1 million and $3.1 million as of December 31, 2016 and 2015, respectively.” (See page 98 of the Euronet 2016 10-K and Exhibit A-5 for a copy of the relevant page thereof).

If you have any questions or would like to discuss any of the above responses, please do not hesitate to call me at 212-455-3675 or Ravi Purushotham at 212-455-2627 or, if more convenient, send either of us an e-mail at lmeyerson@stblaw.com or rpurushotham@stblaw.com, respectively.

Sincerely,

/s/ Lee Meyerson

Lee Meyerson

cc:	Douglas Feagin, Senior Vice President, Ant Financial Services Group
cc:	Leiming Chen, General Counsel, Ant Financial Services Group

4

Exhibits

North Texas Business Owners Guilty in Money Laundering Scheme | USAO-EDTX | Department of Justice

EXHIBIT A-1

THE UNITED STATES ATTORNEY’S OFFICE

EASTERN DISTRICT of TEXAS

U.S. Attorneys » Eastern District of Texas » News

Department of Justice

U.S. Attorney’s Office

Eastern District of Texas

FOR IMMEDIATE RELEASE	Tuesday, September 20, 2016

North Texas Business Owners Guilty in Money Laundering Scheme

SHERMAN, Texas – A jury has found four North Texas men guilty of federal money laundering violations in the Eastern District of Texas, announced U.S. Attorney John M. Bales today.

Miguel Rivas Estrada, 29, of Michoacán, Mexico; Felipa Torres, 49, of Dallas; Justa Centeno, 52, of Dallas; and Jose Angel Olvera, 40, of Dallas, were found guilty by a jury of conspiracy to commit money laundering. The verdict was reached on Sep. 19, 2016 following a week-long trial before U.S. District Judge Amos Mazzant.

According to information presented in court, Felipa Torres owned and operated Cumbia Recordz, Justa Centeno owned and operated Variedades Esperanza and Jose Olvera owned and operated Super Mercado 5 Estrellas. All three of these businesses operated as money services business (MSBs) located in the Northwest Highway area and were authorized agents of several International Money Remitter Companies, such as Barri Financial Group, Continental Exchange Solutions, GroupEx Financial Corporation, InterCambio Express Corporation, Intermex Wire Transfers, LLC, Sigue Corporation, Unidos Financial Corporation, and Viamericas Corporation. The three MSBs utilized these remitter services to facilitate the transmission of proceeds obtained from the distribution of methamphetamines via wire transfers to Michoacán, Mexico.

Between June of 2013 and October of 2015, these MSBs laundered over $16 million in illicit proceeds from the North Texas area to Michoacán, Mexico. These MSBs charged a wire transaction fee to help launder the illicit proceeds. It was part of the laundering scheme that the MSBs structured the wires in amounts less than $1,000 coupled with the usage of fictitious sender information in order to avoid bank secrecy act reporting requirements and to conceal the true origin and ownership of the illicit proceeds.

The head of the multi kilo methamphetamine transnational distribution ring was Miguel Angel Rivas Estrada who was also found guilty of conspiracy to distribute methamphetamine.

Under federal statutes, the defendants each face up to 20 years in federal prison at sentencing. The maximum statutory sentence prescribed by Congress and is provided here for information purposes, as the sentencing will be determined by the court based on the advisory sentencing guidelines and other statutory factors. A sentencing hearing will be scheduled after the completion of a presentence investigation by the U.S. Probation Office.

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North Texas Business Owners Guilty in Money Laundering Scheme | USAO-EDTX | Department of Justice

This case is the result of an ongoing Organized Crime Drug Enforcement Task Force (OCDETF) joint investigation. The principal mission of the OCDETF program is to identify, disrupt and dismantle the most serious drug trafficking, weapons trafficking and money laundering organizations, and those primarily responsible for the nation’s illegal drug supply.

This case was investigated by Homeland Security Investigations, Internal Revenue Service—Criminal Investigations, Lancaster Police Department, Dallas Police Department, Dallas County Sherriff’s Office, Fate Department of Public Safety, Irving Police Department, Rockwall County Sherriff’s Office, Balch Springs Police Department, Rowlett Police Department, Enforcement and Removal Operations, and the Texas Attorney General’s Office. This case was prosecuted by Assistant U.S. Attorneys Heather Rattan and Leslie Brooks.

Topic(s):

Financial Fraud

Component(s):

USAO - Texas, Eastern

Updated September 20, 2016

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Remitter fined $225,600 | Australian Transaction Reports and Analysis Centre (AUSTRAC)

EXHIBIT A-2

Remitter fined $225,600

17 December 2013

One of the world’s top three remittance network services has been fined nearly a quarter of a million dollars for 26 alleged contraventions of Australia’s Anti-Money Laundering and Counter-Terrorism Financing Act.

Ria Financial Services Australia has paid the $225,600 infringement notice to the Australian Transaction Reports and Analysis Centre (AUSTRAC) for failing to have all its affiliates registered and for continuing to provide services through businesses not registered as Ria affiliates.

Ria has approximately 650 affiliates in Australia and is part of a global network of agents in 207,000 locations across 135 countries.

AUSTRAC CEO, John Schmidt, outlined the importance of the remitter registration scheme, which requires all businesses to be registered with AUSTRAC before commencing to provide remittance services.

“The scheme was established to ensure that remittance service providers implement the necessary measures to identify, manage and mitigate money laundering and other risks.

“Money laundering points to other crimes that the Australian community does not tolerate, including fraud, people smuggling, tax evasion and terrorism financing.

“The money remittance sector is recognised internationally as being particularly vulnerable to exploitation by criminals.

“To help address this risk, new registration requirements were implemented on 1 November 2011 for providers of remittance services in Australia.

“The industry should be on notice that we are supervising your behaviour and we will take action,” he said.

AUSTRAC has published on its website a public version of the Remittance Sector Register to allow customers and other businesses to check the registration status of a remitter, including any registration conditions, before doing business with that remitter.

In Australia, it is an offence to provide remittance services and not be registered on the Remittance Sector Register.

Available for interview: AUSTRAC CEO, John Schmidt is available for interview.

Please contact Corporate Communications on:

•	Telephone: +61 3 8636 0588

•	Email: corporatecommunications@austrac.gov.au[mailto:corporatecommunications@austrac.gov.au]

The infringement notice can be viewed on the AUSTRAC website www.austrac.gov.au.[http:/www.austrac.gov.au].

About AUSTRAC:

AUSTRAC (Australian Transaction Reports and Analysis Centre) is Australia’s anti-money laundering and counter-terrorism financing regulator and specialist financial intelligence unit. AUSTRAC works with law enforcement and other agencies to protect the integrity of the Australian financial system and fight serious crimes such as drug trafficking, tax evasion, fraud and people smuggling.

Last modified: 04/02/2014 00:00

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Inspection of Euronet’s measures to prevent money laundering and terrorist financing in Denmark

EXHIBIT A-3

FINANSTILSYNET / SUPERVISION / / /	CREATED: 19 MAR 2015 UPDATED: 19 MAR 2015

Inspection of Euronet’s measures to prevent money laundering and terrorist financing in Denmark

In October 2013 Finanstilsynet conducted on-site inspections of 3 selected agents of Euronet Payment Ser-vices ltd. (hereafter “Euronet”). Euronet is a payment institution authorized in United Kingdom by the Financial Conduct Authority. Euronet has exercised its right of establishment according to the payment service directive in Denmark since October 2009 through a number of agents. When exercising this right the payment institution and its agents must comply with Danish Act on Measures to Prevent Money Laundering and Financing of Terrorism (hereafter AML/CTF act).

The purpose of the supervisory investigations was to determine, whether Euronet through their agents comply with the AML/CTF Act and related regulation, and whether Euronet’s Anti-Money Laundering and Counter Terrorist Financing (AML/CTF) system and controls pertinent to their agents are sufficient.

The inspections were carried out as delegated inspections as agreed by Financial Conduct Authority (FCA) and Finanstilsynet in accordance with the procedures laid down in the Payment Services Directive. Therefore the FCA also endorsed a draft report prepared by Finanstilsynet.

The 3 agents selected for investigation were:

1. Ria Financial Services Denmark ApS, c/o Hovedbanegårdens Forretningscenter K/S, Berntorffsgade 16, 1577 København.

2. Globex International ApS, Reverdilsgade 7, 1701 København V.

3. Susila Hamal (Everest Remittance Service), Rømersgade 23, kl tv., 1362 Copenhagen V

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Inspection of Euronet’s measures to prevent money laundering and terrorist financing in Denmark

Finanstilsynet’s investigation did not include an assessment of the quality of the systemic monitoring of transactions, which is carried out by Euronet via its unit in Madrid.

Risk assessment (ML/TF) of money remittance (non-banking)

The Danish authorities (Finanstilsynet and SØIK) have assessed that the ML/TF risk of money remittance business is high. This conclusion is in line with international typology studies and experience from Danish law enforcement authorities (police) gained from their investigations of individual cases.

About Euronet

Euronet is presented in Denmark by Ria Financial Services Denmark ApS, which is a wholly owned subsidi-ary of Ria Nederland Holding BV, a subsidiary of Euronet Worldwide Inc. Ria Financial Services Denmark ApS is registered as a Euronet agent since December 2010. The store carries out money remittance and foreign exchange service.

Euronet has no compliance office in Denmark, but has one compliance officer responsible for covering all agents in the Nordic countries based in Stockholm. The compliance officer is supported from the central compliance unit in Madrid.

By 25 November 2013 Euronet had 83 agents in Denmark according to notifications received from the FCA. In March 2015 Euronet has approximately 150 agents registered in Denmark, whereof 100 are active according to Euronet. The agents are mainly small retailers, typically shops, some of which are also registered with the Danish Business Authority as currency exchange businesses. Some of the agents have a limited license from Finanstilsynet to carry out money remittance activities in their own right.

Main conclusions

Finanstilsynet’s main observations and conclusions are based on Euronet’s measures to prevent the risk of money laundering and terrorist financing related to its agents in Denmark at the time of the inspection. Finanstilsynet concludes that Euronet’s measures are insufficient and that Euronet and their agents do not comply with significant requirements laid down in the AML/CTF Act. Euronet has informed Finanstilsynet that Euronet has taking steps to address the findings.

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Inspection of Euronet’s measures to prevent money laundering and terrorist financing in Denmark

Consequently Finanstilsynet has decided to place administrative orders with Euronet concerning the following topics:

•	Inadequate written procedures and training programs.

•	Insufficient customer due diligence procedures.

•	Lack of agents’ compliance with requirements to pay special attention to suspicious customer activities and transactions, to investigate the purpose of such transactions, to record the results of such investigations and to report the transactions to SØIK, if suspicion is not disproved.

Moreover Finanstilsynet has decided to issue to a reprimand concerning the following topic:

•	Lack of adequate and sufficient control procedures with regard to their agents to ensure that the agents carry out the money remittance business on behalf of the payment institution in accordance with the AML/CTF Act and Regulation 1781/2006 EU.

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Inspection of Euronet’s measures to prevent money laundering and terrorist financing in Denmark

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EXHIBIT A-4

ARIZONA DEPARTMENT OF FINANCIAL INSTITUTIONS

In the Matter of the Money Transmitter License of:	No. 12F-BD014-BNK

CONTINENTAL EXCHANGE SOLUTIONS, INC. #1 DBA RIA FINANCIAL SERVICES 6565 Knott Avenue Buena Park, CA 90620-1139	CONSENT ORDER

Petitioner.

On July 23, 2012, the Arizona Department of Financial Institutions (“Department”) issued a Notice of Hearing, alleging that Petitioner had violated Arizona law. Wishing to resolve this matter in lieu of an administrative hearing, and without admitting liability, Petitioner Continental Exchange Solutions, Inc., a Delaware corporation, dba RIA Financial Services (“Petitioner” or “RIA”) consents to the following Findings of Fact and Conclusions of Law, and consent to the entry of the following Order.

FINDINGS OF FACT

1. Petitioner is authorized to transact business in Arizona as a money transmitter, license number MT 0018291, within the meaning of A.R.S. § 6-1201, et seq. The nature of Petitioner’s business is that of a money transmitter within the meaning of A.R.S. § 6-1201(11).

2. RIA is not exempt from licensure as a money transmitter within the meaning of A.R.S. § 6-1203.

3. An examination of RIA, conducted by the Department from January 3, 2012 to January 6, 2012, and of its authorized delegates from January 9, 2012 to January 20, 2012, revealed that Petitioner:

a.	Although Petitioner held two bonds totaling $500,000 for its dba RIA and its other dba Associated Foreign Exchange, Petitioner failed to maintain a required bond of $365,000 for RIA as of the date the number of its authorized delegate locations in Arizona exceeded two hundred and one (201), specifically:

(1)	Petitioner held a bond of $250,000 for RIA at the time of examination;

(2)	Petitioner has obtained and currently holds a bond of $500,000 for RIA;

b.	Failed to ensure that one of its authorized delegates prominently displayed their money transmitter authorized delegate license in their principal place of business;

c.	The copy of A.R.S. Title 6, Chapter 12 included in Petitioner’s contracts with its authorized agents did not include a reference to an Arizona statutory obligation to file a copy of certain reports (“Reports”) with the Arizona Attorney General, as the obligation to file such Reports with the Attorney General had been negated by a 2009 Regulatory Alert issued in Arizona; and

d.	Petitioner’s authorized delegates committed violations of law by failing to keep sufficiently specific customer occupation information for certain transactions involving the transmission of money, whether sending or receiving, in an amount of one thousand dollars ($1,000.00) or more, as required by A.R.S. § 6-1241(E), specifically:

(1)	Failed to record the customers’ occupation with specificity beyond, for example “construction” or “motorist,” for six (6) transactions involving the receiving of $1,000 or more.

4. Based upon the above findings, the Department issued and served upon Petitioner an Order to Cease and Desist; Notice of Opportunity For Hearing; Consent to Entry of Order (“Cease and Desist Order”) on May 3, 2012.

5. On May 18, 2012, Petitioner filed a Request For Hearing to appeal the Cease and Desist Order.

6. These Findings of Fact shall also serve as Conclusions of Law.

CONCLUSIONS OF LAW

1. Pursuant to A.R.S. § 6-1201, et seq, the Superintendent has the authority and duty to regulate all persons engaged in the money transmitter business and with the enforcement of statutes, rules, and regulations relating to money transmitters.

2. By the conduct, set forth above, Petitioner violated the following:

a.	A.R.S. § 6-1205 by failing to maintain a required bond of $365,000 based on the number of authorized delegate locations in Arizona;

b.	A.R.S. § 6-1207(C) by failing to ensure that one of its authorized delegates prominently displayed their money transmitter authorized delegate license in their principal place of business;

c.	A.R.S. § 6-1208(B) by failing to include in its contracts with its authorized delegates an appendix that contains a current copy of A.R.S. Title 6, Chapter 12; and

d.	A.R.S. § 6-1241(E) by failing to keep sufficiently specific records of customers’ occupation for six (6) transactions involving the transmission of money, whether sending or receiving, in an amount of one thousand dollars ($1,000.00) or more.

3. Petitioner does not meet any of the exemptions to the licensing requirements set forth in A.R.S. § 6-1203.

ORDER

1. While not admitting liability for any of the above, RIA shall immediately stop the asserted violations set forth in the Findings of Fact and Conclusions of Law. RIA:

a.	Shall maintain a required bond of $365,000 based on the number of authorized delegate locations in Arizona;

b.	Shall require its authorized delegates to prominently display their money transmitter authorized delegate licenses in their principal places of business;

c.	Shall include in its contracts with its authorized delegates an appendix that contains a current copy of A.R.S. Title 6, Chapter 12 that includes the statutory requirement to file a copy of the Reports with the Arizona Attorney General, as well as a copy of the 2009 Regulatory Alert that negates the obligation to file copies of such Reports with the Arizona Attorney General ; and

d.	Shall require that its authorized delegates keep sufficiently specific occupational records for each transaction involving the transmission of money, whether sending or receiving, in an amount of one thousand dollars ($1,000.00) or more.

2. RIA shall immediately pay to the Department an assessment in the amount of seventeen thousand five hundred dollars ($17,500.00).

3. RIA shall comply with all Arizona statutes and rules regulating Arizona money transmitters (A.R.S. § 6-1201, et seq.).

4. The provisions of this Order shall be binding upon RIA, its employees, agents, and other persons participating in the conduct of the affairs of Petitioner.

5. This Order shall become effective upon service, and shall remain effective and enforceable until such time as, and except to the extent that, it shall be stayed, modified, terminated, or set aside.

SO ORDERED this 28 day of September, 2012.

Lauren W. Kingry
Superintendent of Financial Institutions

By:	/s/ Robert D. Charlton
Robert D. Charlton
Assistant Superintendent of Financial Institutions

CONSENT TO ENTRY OF ORDER

1. Petitioner RIA acknowledges that it has been served with a copy of the foregoing Findings of Fact, Conclusions of Law, and Order in the above-referenced matter, has read the same, is aware of its right to an administrative hearing in this matter, and has waived the same.

2. Petitioner RIA admits the jurisdiction of the Superintendent and consent to the entry of the foregoing Findings of Fact, Conclusions of Law, and Order.

3. Petitioner RIA states that no promise of any kind or nature has been made to induce it to consent to the entry of this Order, and that it has done so voluntarily.

4. While not admitting liability to any of the items listed above, Petitioner RIA agrees to immediately cease from engaging in the asserted violative conduct set forth in the Findings of Fact and Conclusions of Law.

5. Petitioner RIA acknowledges that the acceptance of this Agreement by the Superintendent is solely to settle this matter and does not preclude this Department, any other agency or officer of this state or subdivision thereof from instituting other proceedings as may be appropriate now or in the future.

6. Juan C. Bianchi, on behalf of Continental Exchange Solutions, Inc. #1 dba RIA Financial Services, represents that he is the President and CEO and that, as such, has been authorized by Continental Exchange Solutions, Inc. #1 dba RIA Financial Services to consent to the entry of this Order on its behalf.

7. Petitioner RIA waives all rights to seek judicial review or otherwise to challenge or contest the validity of this Order.

DATED this 25th day of September, 2012.

By:	/s/ Juan C. Bianchi
Juan C. Bianchi, President and CEO Continental Exchange Solutions, Inc. #1 dba RIA Financial Services

ORIGINAL of the foregoing filed this 28th

day of September, 2012, in the office of:

Lauren W. Kingry

Superintendent of Financial Institutions

Arizona Department of Financial Institutions

ATTN: Sabrina Hampton

2910 N. 44th Street, Suite 310

Phoenix, AZ 85018

COPY mailed/delivered same date to:

Tammy Eigenheer

Administrative Law Judge

Office of the Administrative Hearings

1400 West Washington, Suite 101

Phoenix, AZ 85007

Craig A. Raby, Assistant Attorney General

Office of the Attorney General

1275 West Washington

Phoenix, AZ 85007

Robert D. Charlton, Assistant Superintendent

Mark Murphy, Senior Examiner

Arizona Department of Financial Institutions

2910 N. 44th Street, Suite 310

Phoenix, AZ 85018

AND COPY MAILED SAME DATE by

Certified Mail, Return Receipt Requested, to:

Juan C. Bianchi, President and CEO

Continental Exchange Solutions, Inc. #1

dba RIA Financial Services

c/o Juan C. Bianchi, President and CEO

6565 Knott Avenue

Buena Park, CA 90620-1139

Petitioner

William E. Waugh

Chief Compliance Officer

VP-Regulatory Affairs

Continental Exchange Solutions, Inc. #1

dba RIA Financial Services

6565 Knott Avenue

Buena Park, CA 90620-1139

Deborah S. Thoren-Peden, Esq.

Michael J. Finnegan, Esq.

PILLSBURY WINTHROP SHAW PITTMAN LLP

725 South Figueroa Street, Suite 2800

Los Angeles, CA 90017-5406

Attorneys for Petitioner

ARIZONA DEPARTMENT OF FINANCIAL INSTITUTIONS

In the Matter of the Money Transmitter License of:	No. 12F-BD015-BNK

CONTINENTAL EXCHANGE SOLUTIONS, INC. #2 DBA ASSOCIATED FOREIGN EXCHANGE 6565 Knott Avenue Buena Park, CA 90620-1139	CONSENT ORDER

Petitioner.

On July 23, 2012, the Arizona Department of Financial Institutions (“Department”) issued a Notice of Hearing, alleging that Petitioner had violated Arizona law. Wishing to resolve this matter in lieu of an administrative hearing, and without admitting liability, Petitioner Continental Exchange Solutions, Inc., a Delaware corporation, dba Associated Foreign Exchange (“Petitioner” or “AFEX”) consents to the following Findings of Fact and Conclusions of Law, and consent to the entry of the following Order.

FINDINGS OF FACT

1. Petitioner is authorized to transact business in Arizona as a money transmitter, license number MT 0907953, within the meaning of A.R.S. § 6-1201, et seq. The nature of AFEX’s business is that of a money transmitter within the meaning of

A.R.S. § 6-1201(11).

2. AFEX is not exempt from licensure as a money transmitter within the meaning of A.R.S. § 6-1203.

3. An examination of AFEX, conducted by the Department from January 3, 2012 to January 6, 2012, and of its authorized delegates from January 9, 2012 to January 13, 2012, revealed that Petitioner:

a.	Failed to ensure that one of its authorized delegates prominently displayed their money transmitter authorized delegate license in their principal place of business; specifically:

(1)	El Pueblo Meat Market, 2083 E. Apache Blvd., Tempe, AZ 85281;

b.	The copy of A.R.S. Title 6, Chapter 12 included in Petitioner’s contracts with its authorized agents did not include a reference to an Arizona statutory obligation to file a copy of certain reports (“Reports”) with the Arizona Attorney General, as the obligation to file such Reports with the Attorney General had been negated by a 2009 Regulatory Alert issued in Arizona;

c.	Petitioner’s authorized delegates committed violations of law by failing to keep sufficiently specific customer occupation information or social security numbers for certain transactions involving the transmission of money, whether sending or receiving, in an amount of one thousand dollars ($1,000.00) or more, as required by A.R.S. § 6-1241(E), specifically:

1.	Failed to record the customers’ occupations with specificity beyond, for example “construction” or “retired,” for eleven (11) transactions involving the receiving/sending of $1,000 or more;

2.	Failed to record the social security number or taxpayer identification number of the individual presenting the transaction for three (3) transactions involving the receiving/sending of $1,000 or more; and

d.	Failed to identify certain locations as no longer conducting business as its authorized delegates, specifically:

(1)	Five (5) authorized delegates listed by Petitioner as of September 30, 2011 no longer conducted business with AFEX.

4. Based upon the above findings, the Department issued and served upon Petitioner an Order to Cease and Desist; Notice of Opportunity For Hearing; Consent to Entry of Order (“Cease and Desist Order”) on May 3, 2012.

5. On May 18, 2012, Petitioners filed a Request For Hearing to appeal the Cease and Desist Order.

6. These Findings of Fact shall also serve as Conclusions of Law.

CONCLUSIONS OF LAW

1. Pursuant to A.R.S. § 6-1201, et seq, the Superintendent has the authority and duty to regulate all persons engaged in the money transmitter business and with the enforcement of statutes, rules, and regulations relating to money transmitters.

2. By the conduct, set forth above, Petitioner violated the following:

a.	A.R.S. § 6-1207(C) by failing to ensure that one of its authorized delegates prominently displayed their money transmitter authorized delegate license in their principal place of business;

b.	A.R.S. § 6-1208(B) by failing to include in its contracts with its authorized delegates an appendix that contains a current copy of A.R.S. Title 6, Chapter 12;

c.

A.R.S. § 6-1241(E) by failing to keep sufficiently specific records of customers’ occupation for eleven (11) transactions and social security numbers for three (3) transactions involving the transmission of money, whether sending or receiving, in an amount of one thousand dollars ($1,000.00) or more; and

d.	A.R.S. § 6-1213(A) by failing to identify certain locations as no longer conducting business as its authorized delegates.

3. AFEX does not meet any of the exemptions to the licensing requirements set forth in A.R.S. § 6-1203.

ORDER

1. While not admitting liability for any of the above, AFEX shall immediately stop the asserted violations set forth in the Findings of Fact and Conclusions of Law.

AFEX:

a.	Shall require its authorized delegates to prominently display their money transmitter authorized delegate licenses in their principal places of business;

b.	Shall include in its contracts with its authorized delegates an appendix that contains a current copy of A.R.S. Title 6, Chapter 12 that includes the statutory requirement to file a copy of the Reports with the Arizona Attorney General, as well as a copy of the 2009 Regulatory Alert that negates the obligation to file copies of such Reports with the Arizona Attorney General;

c.	Shall require that its authorized delegates keep sufficiently specific occupational records for each transaction involving the transmission of money, whether sending or receiving, in an amount of one thousand dollars ($1,000.00) or more; and

d.	Shall properly identify authorized delegates who are no longer conducting business with AFEX.

2. AFEX shall immediately pay to the Department an assessment in the amount of seventeen thousand five hundred dollars ($17,500.00).

3. AFEX shall comply with all Arizona statutes and rules regulating Arizona money transmitters (A.R.S. § 6-1201, et seq.).

4. The provisions of this Order shall be binding upon AFEX, its employees, agents, and other persons participating in the conduct of the affairs of Petitioner.

5. This Order shall become effective upon service, and shall remain effective and enforceable until such time as, and except to the extent that, it shall be stayed, modified, terminated, or set aside.

SO ORDERED this 27 day of September, 2012.

Lauren W. Kingry Superintendent of Financial Institutions

By:	/s/ Robert D. Charlton
Robert D. Charlton
Assistant Superintendent of Financial Institutions

CONSENT TO ENTRY OF ORDER

1. Petitioner AFEX acknowledges that it has been served with a copy of the foregoing Findings of Fact, Conclusions of Law, and Order in the above-referenced matter, has read the same, is aware of its right to an administrative hearing in this matter, and has waived the same.

2. Petitioner AFEX admits the jurisdiction of the Superintendent and consent to the entry of the foregoing Findings of Fact, Conclusions of Law, and Order.

3. Petitioner AFEX states that no promise of any kind or nature has been made to induce it to consent to the entry of this Order, and that it has done so voluntarily.

4. While not admitting liability to any of the items listed above, Petitioner AFEX agrees to immediately cease from engaging in the asserted violative conduct set forth in the Findings of Fact and Conclusions of Law.

5. Petitioner AFEX acknowledges that the acceptance of this Agreement by the Superintendent is solely to settle this matter and does not preclude this Department, any other agency or officer of this state or subdivision thereof from instituting other proceedings as may be appropriate now or in the future.

6. Juan C. Bianchi, on behalf of Continental Exchange Solutions, Inc. #2 dba Associated Foreign Exchange, represents that he is the President and CEO and that, as such, has been authorized by Continental Exchange Solutions, Inc. #2 dba Associated Foreign Exchange to consent to the entry of this Order on its behalf.

7. Petitioner AFEX waives all rights to seek judicial review or otherwise to challenge or contest the validity of this Order.

DATED this 25th day of September, 2012.

By:	/s/ Juan C. Bianchi
Juan C. Bianchi, President and CEO Continental Exchange Solutions, Inc. #2 dba Associated Foreign Exchange

ORIGINAL of the foregoing filed this 28th

day of September, 2012, in the office of:

Lauren W. Kingry

Superintendent of Financial Institutions

Arizona Department of Financial Institutions

ATTN: Sabrina Hampton

2910 N. 44th Street, Suite 310

Phoenix, AZ 85018

COPY mailed/delivered same date to:

Tammy Eigenheer

Administrative Law Judge

Office of the Administrative Hearings

1400 West Washington, Suite 101

Phoenix, AZ 85007

Craig A. Raby, Assistant Attorney General

Office of the Attorney General

1275 West Washington

Phoenix, AZ 85007

Robert D. Charlton, Assistant Superintendent

Lola Duncan, Senior Examiner

Arizona Department of Financial Institutions

2910 N. 44th Street, Suite 310

Phoenix, AZ 85018

AND COPY MAILED SAME DATE by

Certified Mail, Return Receipt Requested, to:

Continental Exchange Solutions, Inc. #2

dba Associated Foreign Exchange

c/o Juan C. Bianchi, President and CEO

6565 Knott Avenue

Buena Park, CA 90620-1139

Petitioner

William E. Waugh

Chief Compliance Officer

VP-Regulatory Affairs

Continental Exchange Solutions, Inc. #2

dba Associated Foreign Exchange

6565 Knott Avenue

Buena Park, CA 90620-1139

Deborah S. Thoren-Peden, Esq.

Michael J. Finnegan, Esq.

PILLSBURY WINTHROP SHAW PITTMAN LLP

725 South Figueroa Street, Suite 2800

Los Angeles, CA 90017-5406

Attorneys for Petitioner

EXHIBIT A-5

Table of Contents

Index to Consolidated Financial Statements

As of December 31, 2016, the Company had U.S. federal and foreign tax net operating loss carryforwards of $231.9 million, which will expire as follows:

(in thousands)	Gross	Tax Effected
Year ending December 31,
2017	$1,012	$251
2018	350	85
2019	2,421	606
2020	6,777	1,474
2021	5,179	1,173
Thereafter	188,277	59,988
Unlimited	27,868	6,471

Total	$231,884	$70,048

In addition, the Company’s state tax net operating loss carryforwards of $88.1 million will expire periodically from 2017 through 2036.

No provision has been made in the accounts as of December 31, 2016 for U.S. federal and state income taxes which would be payable if the gross undistributed earnings of the foreign subsidiaries were distributed to the Company since management has determined that the earnings are permanently reinvested. Gross undistributed earnings reinvested indefinitely in foreign subsidiaries aggregated $997.7 million as of December 31, 2016. The determination of the amount of unrecognized deferred U.S. income tax liabilities and foreign tax credits, if any, is not practicable to calculate at this time.

Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2016 and 2015 is as follows:

	Year Ended December 31,
(in thousands)	2016	2015
Beginning balance	$16,370	$15,028
Additions based on tax positions related to the current year	5,847	3,620
Reductions for tax positions of prior years	(255)	(998)
Settlements	(642)	(918)
Statute of limitations expiration	(3,332)	(362)

Ending balance	$17,988	$16,370

As of December 31, 2016 and 2015, approximately $15.1 million and $11.5 million, respectively, of the unrecognized tax benefits would impact the Company’s provision for income taxes and effective income tax rate, if recognized. Total estimated accrued interest and penalties related to the underpayment of income taxes was $2.1 million and $3.1 million as of December 31, 2016 and 2015, respectively. The following income tax years remain open in the Company’s major jurisdictions as of December 31, 2016:

Jurisdictions	Periods
U.S. (Federal)	2013 through 2016
Spain	2009 through 2016
Australia	2010 through 2016
U.K.	2009 through 2016
Germany	2009 through 2016

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